EXHIBIT 11. Statement Re: Computation of Earnings Per Share
(Unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
BASIC
Net income	$923.6	$1,197.3	$1,934.7	$2,253.2
Average number of common shares outstanding	1,110.4	1,107.1	1,110.2	1,106.8
Contingently issuable shares	8.3	6.8	7.6	6.2
Adjusted average shares	1,118.7	1,113.9	1,117.8	1,113.0
Basic earnings per share	$0.83	$1.07	$1.73	$2.02
DILUTED
Net income	$923.6	$1,197.3	$1,934.7	$2,253.2
Average number of common shares outstanding	1,110.4	1,107.1	1,110.2	1,106.8
Incremental shares – stock options and contingently issuable shares	8.3	6.9	7.6	6.2
Adjusted average shares	1,118.7	1,114.0	1,117.8	1,113.0
Diluted earnings per share	$0.83	$1.07	$1.73	$2.02
Dollars and shares in millions except per-share data.